Exhibit 99.2

December 1, 2022

Fellow Shareholders,

We are excited to report to you today that our Q3 results significantly outperformed the high-end of our guidance range and represents one of our best quarters in the last 3 years. Revenue grew 86% year-over-year to $28.9 million, gross margin was 29.6% and net income was $3.0 million compared to $711 thousand a year ago. We achieved these results despite economic challenges and a stronger dollar, which negatively impacted our revenue and earnings from Europe and China by approximately $3 million. Excluding this FX impact, results would have been even stronger with nearly $32 million revenue and over $5 million in net income. These results were driven by solid performance of our project pipeline and our IPP solar assets in the U.S. and China, and the recently acquired 50 MW solar farm in Branston, U.K.

European Acquisitions and IPP Strategy

On September 30, we acquired Branston for a total transaction value of approximately $41 million, of which approximately $20 million was net cash and $21 million was non-recourse project financing.

This acquisition initiates our European IPP strategy, which will add predictable and stable cash flows to complement our project sales business. Power Purchase Agreement (PPA) prices have been trending strongly across Europe due to energy shortages and favorable regulatory conditions. In Q3, LevelTen estimated that European solar and wind PPA prices increased more than 11% sequentially and over 50% compared to the same period in 2021. In fact, we have already signed attractive PPAs for Branston through March 31, 2027, which we estimate will provide approximately $25 million EBITDA by end of 2026.

On October 10, we acquired Emeren, an Italy-based utility scale solar power and battery storage project developer in Europe through an all-cash deal of approximately $16 million with earn-out provisions. Emeren has over 2.5 GW of pipeline under development (at different stages) including over 2 GW of solar projects and over 500 MW of storage projects.

As part of our European IPP strategy, we decided to withhold approximately 110 MW of project sales in Poland and Hungary that we originally planned to sell at the Notice-to-Proceed (NTP) stage in Q4 2022. We will now construct these projects and operate them in our European IPP portfolio. In October, we completed the first 10 MW across two solar farms in Hungary and expect the remaining 100 MW will be energized by Q3 of 2023. Because of this shift from sale to IPP, we will forgo approximately $20 million revenue and $5 to $6 million net income in Q4 2022, but we will gain significantly higher life-time revenues and stable cash flows. We estimate the payback period for these IPP projects to be 4 years or less, while still retaining the optionality to sell these IPP assets in the future.

Guidance

Due to the strategy shift in Poland and Hungary and to approximately $6 million of unexpected negative foreign exchange impact, we now expect 2022 full year revenue to be in the range of $85 million - $90 million. We expect 2022 gross margin to be 25% to 30%. For net income, we anticipate full year net income will be approximately $7 to $8 million.

In the beginning of the 2022, we set a goal to grow our mid-to-late stage pipeline to 3 GW at the end of the year. Thanks to our team’s strong execution in face of a challenging macro environment and our strategic acquisitions, we achieved that goal.

Looking forward to 2023 and beyond, we have many things to be excited about. We have strong presence in the worlds’ fastest growing solar markets thanks to growing clean energy demand, rising PPA prices and supportive government policies.

In Europe, we are excited about our newly acquired assets and growing IPP portfolio. For Branston, Emeren, and the 110 MWs of IPP projects in Poland and Hungary, we have good visibility into 2023 and expect these assets to contribute approximately $35 to $40 million revenue and $10 to $15 million EBITDA.

We are also aligning our China strategy to the rest of the world as “Develop – Build – Own or Sell”, compared to the original strategy of “Develop – Build – Own as IPP”. We are in the process of monetizing some China projects in Q4 this year.

For our project development business, we expect to monetize approximately 400 MW of our mid-to-late stage pipeline in 2023 and we are targeting to have a total pipeline of 4 GW by end of 2023.

To conclude, the future looks bright for solar energy. We believe we are well-positioned to capitalize on accelerating solar adoption across the world. Given our deep expertise in developing and operating solar projects, our extensive network of industry partnerships, our well-capitalized balance sheet, and our unmatched track record in closing financing transactions and profitably monetizing projects, we are progressing steadily in our goal of becoming a leading global solar developer.

With that overview, we will now review the details of our first quarter operating and financial performance.

Q3 2022 Financial Highlights:

●	Revenue of $28.9 million was above the high end of guidance range, up 86% y/y, due to solid performance of our project pipeline and our commercial IPP assets
●	GAAP gross margin of 29.6% above high end of guidance range
●	GAAP EBITDA was $6.7 million, up 182% q/q and 86% y/y
●	GAAP net income was $3.0 million, up from a net loss of $0.2 million q/q

(in $ millions)	Q3’22	Q2’22	Q/Q Change
GAAP revenue	$28.9	$8.2	+252%
GAAP gross profit	$8.5	$3.7	+132%
GAAP operating income (loss)	$5.0	$(0.2)	+2,371%
Non-GAAP operating income (loss)	$5.0	$0.8	+508%
GAAP EBITDA	$6.7	$2.4	+182%
Adjusted EBITDA	$7.1	$2.3	+212%
GAAP net income (loss) attributed to ReneSola Power	$3.0	$(0.2)	+1,549%
Non-GAAP net income (loss) attributed to ReneSola Power	$3.4	$(0.4)	+1,044%

Revenue by segment:

Segment ($ in thousands)	Q3’22 Revenue	% of Total Revenue
Project Development	6,318	22%
IPP	11,358	39%
EPC service	11,182	39%
Others	32	0%
Total	28,890	100%

“IPP” consists of sale of electricity in China, U.S., and U.K.

“EPC service” consists of service of design and build the power station.

“Others” refers to operations and maintenance.

Revenue by region:

Region ($ in thousands)	Q3’22 Revenue	% of Total Revenue
Europe	16,200	56%
North America	6,582	23%
China	6,108	21%
Total	28,890	100%

Mid-to-Late Stage Solar Project Pipeline

In 2022, we achieved our original 3 GW mid-to-late stage pipeline goal, up from 2.1 GWs at the end of 2021. The significant growth strong execution and our recent acquisition of Emeren. For 2024, we are targeting 4 GWs by the end of the year with a significant portion of the growth coming from Europe.

The following table details our mid-to-late stage project pipeline by region:

Mid-to-late Stage Project Pipeline (MW)
Europe	2,037
U.S.	763
China	169
Total	2,969
As of November 30, 2022.

In addition to the solar PV project portfolio, we also have a storage pipeline of over 1.54 GWh in the U.S. and Europe at different development stages (including 500 MWh solar storage from Emeren) as of November 30, 2022.

Detailed Review of Pipeline by Country (as of November 30, 2022)

Country	Total MW	Project	MW	Status	Expected RTB / Sale	Business Model
Poland	750	Auction 2020 and 2021 (Solar farms)	75	Under Construction	2022+2023 COD	RTB Sale + EPC
		Portfolio 1	560	Under Development	2023/2025 RTB	RTB Sale
		Portfolio 2	58	Under Development	2022 RTB	RTB Sale + EPC
		Portfolio 3	57	Under Development	2022/2023 RTB	IPP
Hungary	91	Portfolio (some with FIT)	43	RTB/Under development	2022/2023	IPP
		Portfolio for Corporate PPAs	48	Under development	2023	Build-Transfer
U.K.	235	U.K. Portfolio	235	Under development	2023/2024	RTB Sale
Spain	304	Project Portfolio	304	Under development	2023/2024	RTB Sale
Germany	79	Project – Kentzlin	12	Under development	2022/2023	RTB Sale
		Project Portfolios	67	Under development	2023	RTB Sale
France	131	Project Portfolios	113	Under Development	2022/2023	RTB Sale
		Project Portfolios	18	Under Development	2022/2023	Development Services
Italy	447	Project Portfolios	447	Under development	2023/2024	RTB Sale
Total	2,037		2,037

Country	Total MW	Location	Project Type	Status	Expected NTP / Sale	Business Model
U.S.A	179	Alabama	Utility + Storage	Under Development	2025	NTP Sale
	277	California	Utility + Storage	Under Development	2024/2025	NTP Sale
	100	Florida	Utility	Under Development	2022/2023	NTP Sale
	50	Illinois	Utility + Storage	Under Development	2023/2024	NTP Sale
	10	Maine	DG & Community	Under Development	2022	NTP Sale
	10	Minnesota	Community	Under Development	2022	NTP Sale
	130	New York	Community + Utility	Under Development	2022	NTP Sale
	7	Virginia	Community	Under Development	2023/2024	NTP Sale
Total	763

Country	Total MW	Project (Location)	Project Type	Status	Expected COD	Business Model
China	17	DG (Anhui)	Net Metering	Under development	2022/2023	IPP Business
	43	DG (Jiangsu)	Net Metering	Under development	2022/2023	IPP Business
	44	DG (Shandong)	Net Metering	Under development	2022/2023	IPP Business
	29	DG (Zhejiang)	Net Metering	Under development	2022/2023	IPP Business
	36	DG (Other Provinces)	Net Metering	Under development	2022/2023	IPP Business
Total	169

Growing IPP Asset Portfolio in Attractive PPA Regions

As part of our long-term growth plan, we are also building IPP projects and are looking for M&A opportunities across Europe to take advantage of the higher solar PPA prices and the favorable regulatory environment. We currently own and operate 249 MW of IPP projects, of which ~60 MW is in Europe, ~24 MW in U.S. and ~165 MW in China. In Q3, we added a 50 MW solar farm in Branston, U.K. and in October, we completed the construction of 10 MW IPP in Hungary. Looking forward, we have plans to build a total 200 MW IPP assets in Europe by end of 2023.

Operating Assets	Capacity (MW)
Europe	60
- Branston	50
- Hungary	10
United States	24
China	165
- Zhejiang	47
- Henan	46
- Anhui	32
- Hebei	17
- Jiangsu	14
- Shandong	3
- Fujian	6
- Other province	0.4
Total	249

As of September 30, 2022, except Hungry 10 MW was connected in October 2022

Q3 2022 Financial Results:

All figures refer to the third quarter of 2022, unless stated otherwise.

Revenue

Revenue of $28.9 million grew by 252% sequentially and 86% year-over-year largely driven by our IPP solar assets in China, project development business in the U.S., and strong EPC revenue from Poland. Our recently acquired solar farm in Branston, U.K. also contributed to our revenue growth.

Gross Profit and Gross Margin

Gross profit was $8.5 million and gross margin was 29.6%. This was up from $3.7 million in Q2 2022 and $6.1 million in Q3 2021.

Operating Expense

Operating expenses were $3.5 million compared to $3.9 million in Q2 2022 and $3.4 million in Q3 2021.

Net Income (loss)

Net income attributed to ReneSola Power common shareholders was $3.0 million compared to $0.2 million net loss in Q2 2022 and $0.7 million net income in Q3 2021. Diluted net income per ADS was $0.04 compared to diluted net loss per ADS of $0.00 in Q2 2022 and diluted net income per ADS of $0.01 in Q3 2021.

Cash Flow

Cash used in operating activities was $5.2 million; cash used in investing activities was $31.2 million, and cash used in financing activities was $45.7 million. Cash used in operating activities were mainly driven by project expenditures for Poland, Hungary and U.S. NTP projects. Cash used in investing activities were primarily due to Hungary IPP and acquisition of Branston. Cash used in financing activities primarily related to $42 million share repurchase transacted on September 2, 2022 with ReneSola Singapore Pte. Ltd. (refer to our press release on September 2, 2022)

Financial Position

Cash and cash equivalents at the end of Q3 2022 were $123.0 million compared to $207.9 million at the end of Q2 2022. The decrease was primarily due to the share repurchase, the Branston acquisition, and project and capital expenditures related to the construction of our IPP assets in Poland and Hungary.

Total current assets were $211.7 million compared to $285.7 million at the end of Q2 2022. Our debt-to-asset ratio increased to 12.8% compared to 8.3% in Q2 2022 as a result of non-recourse debt acquired as part of the Branston acquisition.

Recent Shareholder and Board Developments

Following our share repurchase, U.S. based Shah Capital is now the largest shareholder of the Company (~22% ownership) and Himanshu Shah was appointed Chairman of the Board.

Conclusion

We believe broad social and governmental support for renewable energy will create a robust environment supporting the growth of solar projects, which in turn should drive exciting growth for us in the quarters ahead. Our strategy is sound, and our track record of execution is strong. We have never been more excited about the future.

We would like to thank our employees for their hard work and dedication. We also want to thank our customers, partners and shareholders for your continued support and confidence in ReneSola Power.

Sincerely,

Yumin Liu	Ke Chen
Chief Executive Officer	Chief Financial Officer

Third Quarter 2022 Earnings Results Conference Call

We will host a conference call today to discuss our third quarter 2022 business and financial results. The call is scheduled to begin at 5:00 p.m. U.S. Eastern Time on Thursday, December 1, 2022.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BIc881e9084fe845df83b8f6069412603e

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at https://ir.renesolapower.com/.

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

ReneSola Power

Mr. Adam Krop

 +1 (347) 577-9055 x115

IR.USA@renesolapower.com

IR@renesolapower.com

The Blueshirt Group

Mr. Yujia Zhai, CPA

+1 (860) 214-0809

Yujia@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Income Statement

	Three Months Ended
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
	(in thousands, except per ADS data and ADS)
Net revenues	$28,890	$8,206	$15,540
Cost of revenues	(20,347)	(4,517)	(9,454)
Gross profit	8,543	3,689	6,086

Operating (expenses)/income:
Sales and marketing	-	-	(48)
General and administrative	(3,597)	(3,875)	(3,399)
Other operating expenses	95	(36)	76
Total operating expenses	(3,502)	(3,911)	(3,371)

Income(loss) from operations	5,041	(222)	2,715
Non-operating (expenses)/income:
Interest income	135	473	278
Interest expense	(1,144)	(814)	(975)
Investment income for subsidiaries	62	76	-
Foreign exchange (losses)/gains	(391)	872	(694)
Total non-operating (expenses)/income	(1,338)	607	(1,391)

Income before income tax	3,703	385	1,324

Income tax expense	(171)	(349)	(197)
Income, net of tax	3,532	36	1,127

Less: Net income attributed to non-controlling interests	576	240	416
Net income(loss) attributed to ReneSola Ltd	$2,956	$(204)	$711

Income (loss) attributed to ReneSola Ltd per ADS
Basic	$0.05	$(0.00)	$0.01
Diluted	$0.04	$(0.00)	$0.01

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	65,618,248	66,956,781	69,760,475
Diluted	66,260,078	67,562,988	70,433,809

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Balance Sheet

	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$122,988	$207,877	$275,388
Restricted cash	5	157	456
Accounts receivable trade, net	36,033	27,332	44,009
Accounts receivable unbilled	12,059	8,744	-
Advances to suppliers	460	2,398	996
Value added tax receivable	4,645	3,329	4,289
Prepaid expenses and other current assets, net	15,531	19,366	13,047
Project assets current	20,008	16,457	13,044
Total current assets	211,729	285,660	351,229

Property, plant and equipment, net	164,899	121,199	121,763
Deferred tax assets, net	695	739	768
Project assets non-current	15,940	15,940	5,159
Goodwill	1,023	1,023	1,023
Long-term invetements in U.S. Treasury Bills	9,989	10,043	-
Operating lease right-of-use assets	16,518	16,484	20,494
Finance lease right-of-use assets	21,269	22,920	25,037
Other non-current assets	25,155	26,246	30,478
Total assets	$467,217	$500,254	$555,951

Current liabilities:
Short-term borrowings	394	-	-
Accounts payable	6,535	2,720	4,740
Advances from customers	202	202	82
Amounts due to related parties	9,002	9,666	7,944
Other current liabilities	6,725	6,562	9,927
Income tax payable	466	489	544
Salaries payable	765	601	319
Operating lease liabilities current	257	205	509
Failed sale-lease back and finance lease liabilities current	9,618	10,692	12,299
Total current liabilities	33,964	31,137	36,364

Long-term borrowings	20,816	49	65
Operating lease liabilities non-current	15,482	15,428	19,493
Failed sale-lease back and finance lease liabilities non-current	17,180	21,147	31,669
Total liabilities	$87,442	$67,761	$87,591

Shareholders' equity
Common shares	806,283	847,745	847,426
Additional paid-in capital	13,215	13,593	10,688
Treasury stock	(20,000)	(20,000)	-
Accumulated deficit	(431,639)	(434,595)	(431,127)
Accumulated other comprehensive loss	(28,736)	(16,558)	(4,066)
Total equity attributed to ReneSola Ltd	$339,123	$390,185	$422,921
Noncontrolling interest	40,652	42,308	45,439
Total shareholders' equity	379,775	432,493	468,360
Total liabilities and shareholders' equity	$467,217	$500,254	$555,951

Appendix 3: Unaudited Consolidated Cash Flow Statement

	Three Months Ended
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
	(in thousands)
Net cash used in operating activities	$(5,206)	$(7,862)	$(5,054)

Net cash used in investing activities	(31,201)	(1,973)	(2,975)

Net cash used in financing activities	(45,671)	(4,935)	(2,210)

Effect of exchange rate changes	(2,963)	(104)	67
Net decrease in cash and cash equivalents and restricted cash	(85,041)	(14,874)	(10,172)
Cash and cash equivalents and restricted cash, beginning of the period	208,034	222,908	286,016
Cash and cash equivalents and restricted cash, end of the period	$122,993	$208,034	$275,844

Appendix 4

Use of Non-GAAP Financial Measures

To supplement ReneSola Power’s financial statements presented on a GAAP basis, ReneSola Power provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•Non-GAAP net income/ (loss) attributed to ReneSola Power represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Power divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

GAAP to Non-GAAP Unaudited Reconciliation

	Three Months Ended
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
	(in thousands)
Reconciliation of Revenue
GAAP Net revenue	$28,890	$8,206	$15,540
Add: Discount of electricity subsidy in China	-	406	32
Non-GAAP Net revenue	$28,890	$8,612	$15,572

GAAP Gross Margin
US. GAAP as reported	$8,543	$3,689	$6,086
Add: Discount of electricity subsidy in China	-	406	32
Non-GAAP Gross Margin	$8,543	$4,095	$6,118

Reconciliation of operating expenses
GAAP operating expenses	$(3,502)	$(3,911)	$(3,371)
Add: Share based compensation	8	646	404
Non-GAAP operating expenses	$(3,494)	$(3,265)	$(2,967)

Reconciliation of Operating Income
GAAP Operating Income	$5,041	$(222)	$2,715
Add: Discount of electricity subsidy in China	-	406	32
Add: Share based compensation	8	646	404
Non-GAAP Operating Income	$5,049	$830	$3,151

Reconciliation of Net income (loss) attributed to ReneSola Ltd
GAAP Net income attributed to ReneSola Ltd	$2,955	$(204)	$711
Add: Discount of electricity subsidy in China	-	243	19
Add: Share based compensation	8	646	404
Less: Interest income of discounted electricity subsidy in China	-	(168)	(138)
Add: Foreign exchange loss/(gain)	391	(872)	694
Non-GAAP Net income (loss) attributed to ReneSola Ltd	$3,354	$(355)	$1,690

Appendix 5 Adjusted EBITDA

	Three months ended
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
	(in thousands)
Net Income	$3,532	$36	$1,127
Income tax expenses	171	349	197
Interest expenses,net off interest income	1,009	341	697
Depreciation & Amortization	2,031	1,663	1,596
EBITDA	6,743	2,389	3,617
Discount of electricity subsidy in china	-	406	32
Share based compensation	8	646	404
Interest income of discounted electricity subsidy in china	-	(281)	(231)
Foreign exchange loss/(gain)	391	(872)	694
Adjusted EBITDA	$7,142	$2,288	$4,516